C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 JUL 19 AM 10: 16

02042718

July 4, 2002

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated June 10, 2002; and
2. Material Change Report dated June 12, 2002.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

dlw 7/22

82-1756

02 JUL 19 AM 10:16

GEORGIA VENTURES INC.

(GVI – TSX Venture Exchange)

C SQUARED DEVELOPMENTS INC.

(SQD - TSX Venture Exchange)

NEWS RELEASE

OTISH MOUNTAIN CLAIMS APPROVED JOINT EXPLORATION SYNDICATE FORMED

JUNE 10, 2002

Georgia Ventures Inc. and C Squared Developments Inc. announce that they have received approval from the government of Quebec for 900 mineral claims staked in the Otish Mountains Area of the Chibougamau Mining District. The claims cover approximately 57,800 acres.

The companies have concluded a formal agreement for the formation of a syndicate for the joint exploration of the Otish Mountain mineral claims.

The syndicate's claims (50% GVI, 50% SQD) are located twenty miles north-northwest of two diamondiferous kimberlite pipes discovered recently by Ashton Mining of Canada, and SOQUEM.

The claims were applied for based on their proximity to this new discovery, and their location relative to a northwest striking shear zone considered promising for kimberlite emplacement.

In consideration for obtaining the claims, C Squared has paid a fee of 10% above staking costs and will issue 200,000 shares to an arm's length party. Georgia Ventures has paid a fee of 10% above staking costs, and will issue 100,000 shares to the same arm's length party. These share issuances are subject to regulatory approval.

ON BEHALF OF:

GEORGIA VENTURES INC.	C SQUARED DEVELOPMENTS INC.
"Randy Butchard"	*"Jonathan George"*
Randy Butchard, President 1-866-453-8888	Jonathan George, President 604-913-0613

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 913-0613

2. **Date of Material Change**

   June 10, 2002

3. **Press Release**

   A news release was issued on June 11, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company and Georgia Ventures Inc. have received approval from the government of Quebec for 900 mineral claims staked in the Otish Mountains Area of the Chibougamau Mining District.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of June, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

GEORGIA VENTURES INC.

(GVI – TSX Venture Exchange)

C SQUARED DEVELOPMENTS INC.

(SQD - TSX Venture Exchange)

NEWS RELEASE

OTISH MOUNTAIN CLAIMS APPROVED JOINT EXPLORATION SYNDICATE FORMED

JUNE 10, 2002

Georgia Ventures Inc. and C Squared Developments Inc. announce that they have received approval from the government of Quebec for 900 mineral claims staked in the Otish Mountains Area of the Chibougamau Mining District. The claims cover approximately 57,800 acres.

The companies have concluded a formal agreement for the formation of a syndicate for the joint exploration of the Otish Mountain mineral claims.

The syndicate's claims (50% GVI, 50% SQD) are located twenty miles north-northwest of two diamondiferous kimberlite pipes discovered recently by Ashton Mining of Canada, and SOQUEM.

The claims were applied for based on their proximity to this new discovery, and their location relative to a northwest striking shear zone considered promising for kimberlite emplacement.

In consideration for obtaining the claims, C Squared has paid a fee of 10% above staking costs and will issue 200,000 shares to an arm's length party. Georgia Ventures has paid a fee of 10% above staking costs, and will issue 100,000 shares to the same arm's length party. These share issuances are subject to regulatory approval.

ON BEHALF OF:

GEORGIA VENTURES INC.	C SQUARED DEVELOPMENTS INC.
"Randy Butchard"	*"Jonathan George"*
Randy Butchard, President 1-866-453-8888	Jonathan George, President 604-913-0613